November 21, 2005

                                           (Transmitted via EDGAR on 11/21/2005)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0506

RE:         Bankers Life Insurance Co of New York Separate Account I,
               SEC File No. 811-08725
            Form N-4 Registration No. 333-49115
            Request for Withdrawal of Registration Statement,
               Pursuant to Rule 477

Ladies and Gentlemen:

Ameritas Life Insurance Corp., as filing agent for Bankers Life Insurance Co of New York Separate Account I ("Registrant"), on behalf of the Registrant, requests withdrawal of Registration No. 333-49115 on Form N-4, pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477 thereunder.

The Registrant submitted the initial Registration Statement on Form N-4 electronically to the Securities and Exchange Commission ("SEC"). The submission was received and accepted by the SEC on April 1, 1998, and assigned Accession Number 0000950133-98-001230. The Registrant submitted an amendment to the Registration Statement (Form N-4/A) on December 18, 1998.

The Registration Statement never became effective. The Registrant never made and does not propose to make a public offering related to this Registration Statement. Therefore, we request withdrawal of the Registration Statement pursuant to the 1933 Act and Rule 477.

If you have any questions or comments with respect to this request for withdrawal, please telephone me at 402-467-7853.

Sincerely,

/s/ Gregory C. Sernett

Gregory C. Sernett
Assistant Vice President and
Associate General Counsel

cc:         Sally Samuels
            Office of Insurance Products, MS 5-6
            Securities and Exchange Commission
            450 Fifth Street, N.W.
            Washington, D.C.  20549-0506